Mail Stop 4561

September 21, 2005

Thomas B. Barker
Chief Executive Officer
West Corporation
11808 Miracle Hills Drive
Omaha, Nebraska 68154

Re: West Corporation
Form S-3
Registration No. 333-127965
Filed on August 30, 2005

Dear Mr. Barker:

This is to advise you that we have reviewed your Response Letter dated September 15, 2005. We have the following comments regarding your response.

General

1.   Please file your Response Letter dated September 15, 2005 on EDGAR as a correspondence.

Calculation of Registration Fee

2.   We do not agree that you may register for resale an indeterminate number of shares resulting from operation of the conversion formula. Although no additional fee is required, you must register a good-faith estimate of the maximum number of shares that you may issue upon conversion. For additional guidance, refer to paragraph B.77 of the Division's Telephone Interpretations Manual and Rule 457(i).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

If you have any questions, please call David H. Roberts at (202) 551-3856 or the undersigned at (202) 551-3780.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Frederick C. Lowinger, Esq. (*via facsimile*)